Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


10015815

2 June 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

31 May 2010

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 28 May 2010, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.002%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 28 May 2010, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Notice of Director's Interests

Section 205G of the Corporations Act 2001

To: Australian Securities Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street Sydney NSW
Fax: 1300 300 021

Updating Notice

Section 205G(4)

Name of Director:	Michael J Hawker
Name of Company:	Macquarie Group Limited A.B.N 94 122 169 279
Date of last notification to ASX:	17 May 2010
Date director's interest changed:	19 May 2010

I disclose the following information to ASX

Section 205G(1)(a)

Interest:	Circumstances giving rise to relevant interest:
I have a relevant interest in the following securities of the company or a related body corporate. **Type of security:** Macquarie Wrap Cash Account (MWCA) units **Number of securities:** 17,324.24 MWCA units as at 19 May 2010 **Direct or Indirect Holding:** Indirect Holding – securities held by Macquarie Super Fund Wrap Account as trustee for Michael John Hawker, a fund of which Michael Hawker is a beneficiary.	**Balance before change:** 16,852.61 MWCA units **Units Acquired/Disposed of:** • 554.86 units acquired as a result of employer contributions; and • 83.23 units disposed of as a result of tax on employer contributions. **Balance after change:** 17,324.24 MWCA units.

Section 205G(1)(b)

I have an interest in the following contracts to which I am a party of under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a managed investment scheme made available by, the company or a related body corporate:

N/A



Sign here: ________ Date: 28th May '10 Director

26 May 2010

cag_cosec_syd_prd/219853_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	147
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	147 @ $80.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 May 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	344,565,826	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	841,801	Deferred Share Units (DSUs), comprising a right to receive shares in the future, issued pursuant to the MEREP, as described in the Explanatory Memorandum.
		201,900	Performance Share Units

+ See chapter 19 for defined terms.

	(PSUs), structured as DSUs with performance hurdles attached, issued pursuant to the MEREP, as described in the Explanatory Memorandum. MGL has not issued Ordinary Shares to the Trustee to hold in reserve in respect of these PSUs.
44,209,654	Options over Ordinary Shares at various exercise prices
1,114,715	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,114,715 fully paid Ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 127,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 May 2010
(Assistant Company Secretary)

Print name: Paula Walsh

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